Simpson Thacher & Bartlett LLP

900 G STREET NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

August 25, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamilton

Re:	Blackstone Private Credit Fund

Registration Statement on Form N-2

(File No. 333-264426)

Ladies and Gentlemen:

On behalf of Blackstone Private Credit Fund (the “Fund”), a business development company, we hereby file with the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 5 (the “Amendment No. 5”) to the above-referenced registration statement on Form N-2 (collectively with the Pre-Effective Amendment No. 1 filed on July 25, 2022, the Pre-Effective Amendment No. 2 filed on October 14, 2022, the Pre-Effective Amendment No. 3 filed on December 16, 2022, the Pre-Effective Amendment No. 4 filed on January 13, 2023, the “Registration Statement”) in connection with an offering of unsecured notes issued by the Fund (the “Notes”). Amendment No. 5 includes revisions to the Registration Statement in response to the Staff’s comments received by telephone on January 20, 2023 relating to the Registration Statement and to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 5. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 5.

Securities and Exchange Commission	August 25, 2023

Accounting Comments

1. Please supplementally explain the discrepancy between the figures for the 3.27% Notes and the 1.750% Notes in the “Borrowings” table and the “Senior Securities” table on pages 100 and 144 of the Registration Statement, respectively. Please update the disclosure as necessary.

The Fund confirms to the Staff that it has updated the relevant disclosure.

2. Please provide a new auditor consent with the next amendment to the Registration Statement. We further note that Rule 439(a) of the Securities Act of 1933, as amended (the “Securities Act”), does not permit the incorporation by reference of the auditor consent. In future amendment filings with which you wish to include an auditor consent from a previous amendment, please note in Part C of the amendment that the auditor consent was previously filed, rather than incorporating the auditor consent by reference.

The Fund has filed a new auditor consent with the Amendment No. 5. The Fund further acknowledges the Staff’s comment on Rule 439(a) of the Securities Act, and it will not incorporate past auditor consents by reference in future filings.

Please call Rajib Chanda (202-636-5543), Benjamin Wells (212-455-2516), Christopher Healey (202-636-5879), Jonathan Pacheco (202-636-5876 ) or me (202-636-5592) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP Benjamin Wells, Simpson Thacher & Bartlett LLP Christopher Healey, Simpson Thacher & Bartlett LLP Jonathan Pacheco, Simpson Thacher & Bartlett LLP

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